EXHIBIT (a)(1)(ii)

EXHIBIT (a)(1)(ii)

MERRILL LYNCH SENIOR FLOATING RATE FUND, INC. 800 Scudders Mill Road Plainsboro, New Jersey 08536

OFFER TO PURCHASE FOR CASH 50,000,000 OF ITS ISSUED AND OUTSTANDING SHARES AT NET ASSET VALUE PER SHARE

MERRILL LYNCH SENIOR FLOATING RATE FUND II, INC. 800 Scudders Mill Road Plainsboro, New Jersey 08536

OFFER TO PURCHASE FOR CASH 10,000,000 OF ITS ISSUED AND OUTSTANDING SHARES AT NET ASSET VALUE PER SHARE

SUMMARY TERM SHEET

THIS SUMMARY HIGHLIGHTS CERTAIN INFORMATION IN THIS COMBINED OFFER TO PURCHASE. TO UNDERSTAND EACH OFFER FULLY AND FOR A MORE COMPLETE DESCRIPTION OF THE TERMS OF EACH OFFER, YOU SHOULD CAREFULLY READ THIS ENTIRE COMBINED OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL FOR YOUR FUND. WE HAVE INCLUDED SECTION REFERENCES TO DIRECT YOU TO A MORE COMPLETE DESCRIPTION OF THE TOPICS IN THIS SUMMARY.

•	WHAT SECURITIES IS MERRILL LYNCH SENIOR FLOATING RATE FUND, INC. OFFERING TO PURCHASE? Merrill Lynch Senior Floating Rate Fund, Inc. (“Senior Floating Rate I”) is offering to purchase up to 50,000,000 Shares of its common stock (“Senior Floating Rate I Shares”) that may be held by you and other stockholders. If more than 50,000,000 Senior Floating Rate I Shares are surrendered (or “tendered”) by stockholders in response to Senior Floating Rate I’s Offer, Senior Floating Rate I expects either to extend its Offer period and increase the number of Senior Floating Rate I Shares it is offering to purchase or to purchase the Senior Floating Rate I Shares tendered on a pro rata basis. Senior Floating Rate I’s Offer is not conditioned upon the tender of any minimum number of Senior Floating Rate I Shares or Senior Floating Rate II’s Offer. See Section 1 “Price; Number of Shares”.
•	WHAT SECURITIES IS MERRILL LYNCH SENIOR FLOATING RATE FUND II, INC. OFFERING TO PURCHASE? Merrill Lynch Senior Floating Rate Fund II, Inc. (“Senior Floating Rate II”) is offering to purchase up to 10,000,000 Shares of its common stock (“Senior Floating Rate II Shares”) that may be held by you and other stockholders. If more than 10,000,000 Senior Floating Rate II Shares are surrendered (or “tendered”) by stockholders in response to Senior Floating Rate II’s Offer, Senior Floating Rate II expects either to extend its Offer period and increase the number of Senior Floating Rate II Shares it is offering to purchase or to purchase the Senior Floating Rate II Shares tendered on a pro rata basis. Senior Floating Rate II’s Offer is not conditioned upon the tender of any minimum number of Senior Floating Rate II Shares or Senior Floating Rate I’s Offer. See Section 1 “Price; Number of Shares”.

Each of Senior Floating Rate I and Senior Floating Rate II (the term “Fund” refers to Senior Floating Rate I or Senior Floating Rate II, as the context requires) is a “feeder” fund that invests its assets in Master Senior Floating Rate Trust (the “Trust”). The Trust has the same investment objective as each Fund. All investments are made at the Trust level. This structure is sometimes called a “master/feeder” structure. Each Fund has been advised by the Trust that the Trust is making a concurrent tender offer to each Fund to repurchase interests in the Trust at least equivalent in value to the value of the respective Shares that each Fund is offering to repurchase. At the conclusion of each Offer period, each Fund will calculate the aggregate net asset value of its respective Shares tendered and tender an equivalent amount of interests to the Trust. The proceeds from the Trust’s tender will be respectively distributed to the tendering common stockholders of each Fund.

•	HOW DO I TENDER MY SHARES? See Section 2 “Procedure for Tendering Shares”.
If your Shares are registered in the name of your broker, dealer, commercial bank, trust company or other nominee, you must contact that entity and request that your Shares be tendered to the relevant Fund.
If you wish to tender your Shares and your respective Shares are registered in your name, you may send your Share certificates, a properly completed and executed Letter of Transmittal and any additional documents required by the Letter of Transmittal to the Transfer Agent. The Transfer Agent must receive these documents prior to the expiration date of the Offer (currently Tuesday, June 17, 2003) 4:00 p.m. Eastern time.
•	HOW MUCH IS MY FUND OFFERING TO PAY ME FOR MY SHARES? The applicable Fund will pay you cash in an amount equal to that Fund’s net asset value per Share (“NAV”) as of the close of business of the New York Stock Exchange, less any applicable early withdrawal charge, on the expiration date (currently Tuesday, June 17, 2003). As of May 14, 2003, Senior Floating Rate I’s NAV, which fluctuates on a daily basis, was $8.37 per Share, and Senior Floating Rate II’s NAV, which fluctuates on a daily basis, was $9.09 per Share. See Section 1 “Price; Number of Shares” and Section 3 “Early Withdrawal Charge”.
•	WILL I HAVE TO PAY ANY FEES OR COMMISSIONS IF I TENDER MY SHARES? Senior Floating Rate I will assess an early withdrawal charge on your Shares if you have held your Shares for less than three years. Senior Floating Rate II will assess an early withdrawal charge on your Shares if you have held your Shares for less than one year. The charge is not imposed on Shares you may have acquired through reinvestment of dividends nor on the value of your Shares attributable through appreciation. If you are a Merrill Lynch customer, Merrill Lynch may charge you a $5.35 processing fee to confirm the applicable Fund’s purchase of your Shares. If you tender your Shares through a broker, dealer or other nominee, that broker, dealer or other nominee may charge you a fee for processing the transaction on your behalf. See Section 2 “Procedure for Tendering Shares” and Section 3 “Early Withdrawal Charge”.
•	WILL THERE BE ANY TAX CONSEQUENCES TO ME IF I TENDER MY SHARES? If your tendered Shares are accepted, it will be a taxable transaction either in the form of a “sale or exchange” or under certain circumstances as a “dividend”. You should consult your tax advisor regarding the tax consequences to you of tendering your Shares. See Section 13 “Certain Federal Income Tax Consequences”.
•	WHEN WILL THE OFFER EXPIRE? HOW WILL I KNOW IF THE OFFERING PERIOD IS EXTENDED OR IF THE OFFER IS TERMINATED? Each Offer expires Tuesday, June 17, 2003, at 4:00 p.m. Eastern Time unless a Fund makes a public announcement either extending or terminating its respective Offer. If a Fund extends its Offer period, that Fund’s public announcement will be made no later than 9:00 a.m. on the next business day after the previously scheduled expiration date. See Section 1 “Price; Number of Shares” and Section 14 “Extension of Tender Period; Termination; Amendments”.
•	MAY I WITHDRAW MY TENDERED SHARES? You may withdraw your tendered Shares at any time prior to the expiration date, which, unless extended, is currently Tuesday, June 17, 2003 at 4:00 p.m. Eastern Time. Additionally, if the applicable Fund has not yet accepted your tendered Shares for payment, you may withdraw your tendered Shares at any time after July 15, 2003. To withdraw your tendered Shares, you should contact your Merrill Lynch Financial Advisor or other nominee, or you should submit proper written notice to the relevant Fund’s Transfer Agent. See Section 4 “Withdrawal Rights”.
•	DOES MY FUND HAVE THE FINANCIAL RESOURCES TO PAY ME FOR MY SHARES? Assuming that Senior Floating Rate I purchases 50,000,000 of its Shares at the May 14, 2003 NAV of $8.37 per share, that Fund’s total cost, not including fees and expenses incurred in connection with its Offer, will be approximately $418.5 million.
•	Assuming that Senior Floating Rate II purchases 10,000,000 of its Shares at the May 14, 2003 NAV of $9.09 per share, that Fund’s total cost, not including fees and expenses incurred in connection with its Offer, will be approximately $90.9 million.

2

The Trust has advised each Fund that the Trust believes that it may need to borrow money to finance the purchase of the interests in the Trust equivalent in value to the value of the Senior Floating Rate I Shares and Senior Floating Rate II Shares tendered to each Fund by its respective stockholders. Each Fund expects to have adequate money to finance the purchase of its tendered Shares. See Section 9 “Source and Amount of Funds”.
•	WHY IS EACH FUND MAKING AN OFFER TO PURCHASE SHARES OF ITS COMMON STOCK? No established secondary trading market currently exists for either Fund’s Shares. As a result, each Fund’s Board of Directors decided to provide liquidity for stockholders by making an Offer. Each Fund’s Board of Directors currently intends to consider making similar Offers each quarter. However, neither Fund can assure you that you will be provided with sufficient liquidity, or that the Fund will make a similar tender Offer in the future. Neither Fund nor its respective Board of Directors makes any recommendation as to whether or not you should tender your Shares. See Section 7 “Purpose of the Offer”.
•	WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO EACH OFFER? Neither Offer is conditioned upon the tender of any minimum number of Shares or the other Offer. Neither Fund is required to accept or pay for any Shares tendered. Under certain circumstances, either Fund may terminate or amend its respective Offer or postpone the acceptance of its Shares for payment. See Section 6 “Certain Conditions of each Offer”.
•	IF I DECIDE NOT TO TENDER MY SHARES, HOW WILL THE OFFER AFFECT MY SHARES? If you do not tender your Shares, you may be subject to certain risks resulting from the Trust reducing its assets to pay for tendered Shares. These risks include increased volatility in the Trust’s (and consequently a Fund’s) NAV and higher expenses. These risks should be reduced to the extent that each Fund sells new Shares. See Section 8 “Certain Effects of each Offer”.
•	WHO SHOULD I CALL IF I NEED MORE INFORMATION? Questions and requests for assistance may be directed to your Merrill Lynch Financial Advisor or other nominee, or to the Transfer Agent at the address and telephone number set forth below. Requests for additional copies of this Combined Offer to Purchase and the applicable Letter of Transmittal should be directed to Financial Data Services, Inc.

Transfer Agent:
Financial Data Services, Inc.
P.O. Box 45289
Jacksonville, Florida 32232-5289
Attn: Merrill Lynch Senior Floating Rate Fund, Inc.
or
Attn: Merrill Lynch Senior Floating Rate Fund II, Inc.
(800) 637-3863

3

MERRILL LYNCH SENIOR FLOATING RATE FUND, INC. 800 Scudders Mill Road Plainsboro, New Jersey 08536

OFFER TO PURCHASE FOR CASH 50,000,000 OF ITS ISSUED AND OUTSTANDING SHARES AT NET ASSET VALUE PER SHARE

MERRILL LYNCH SENIOR FLOATING RATE FUND II, INC. 800 Scudders Mill Road Plainsboro, New Jersey 08536

OFFER TO PURCHASE FOR CASH 10,000,000 OF ITS ISSUED AND OUTSTANDING SHARES AT NET ASSET VALUE PER SHARE

THE EXPIRATION DATE AND THE WITHDRAWAL DEADLINE ARE 4:00 P.M., EASTERN TIME, ON TUESDAY, JUNE 17, 2003, UNLESS EXTENDED.

To the Holders of Shares of MERRILL LYNCH SENIOR FLOATING RATE FUND, INC. MERRILL LYNCH SENIOR FLOATING RATE FUND II, INC.:

     Merrill Lynch Senior Floating Rate Fund, Inc. (“Senior Floating Rate I”) is offering to purchase up to 50,000,000 of its shares of common stock, par value $.10 per share (the “Senior Floating Rate I Shares”), for cash at a price equal to their net asset value (“Senior Floating Rate I NAV”), less any applicable Early Withdrawal Charge, as of the close of business of the New York Stock Exchange on Tuesday, June 17, 2003, the Expiration Date, unless extended, upon the terms and conditions set forth in this Combined Offer to Purchase (the “Senior Floating Rate I Offer”) and the related Letter of Transmittal. The Senior Floating Rate I Shares are not currently traded on an established secondary market. The NAV on May 14, 2003 was
$ 8.37 per Share.

Merrill Lynch Senior Floating Rate Fund II, Inc. (“Senior Floating Rate II”) is separately offering to purchase up to 10,000,000 of its shares of common stock, par value $.10 per share (the “Senior Floating Rate II Shares”), for cash at a price equal to their net asset value (“Senior Floating Rate II NAV”), less any applicable Early Withdrawal Charge, as of the close of business of the New York Stock Exchange on Tuesday, June 17, 2003, the Expiration Date, unless extended, upon the terms and conditions set forth in this Combined Offer to Purchase (the “Senior Floating Rate II Offer”) and the related Letter of Transmittal. The Senior Floating Rate II Shares are not currently traded on an established secondary market. The NAV on May 14, 2003 was $9.09 per Share.

The term “Fund” refers to Senior Floating Rate I or Senior Floating Rate II, as the context requires.

You can obtain current Senior Floating Rate I NAV and Senior Floating Rate II NAV quotations from your Merrill Lynch Financial Advisor or Financial Data Services, Inc. (“FDS” or the “Transfer Agent”). See Section 1 “Price; Number of Shares”. Each Fund presently intends each quarter to consider making a tender offer for its respective Shares at a price equal to their then current NAV.

If more than 50,000,000 Shares of Senior Floating Rate I or 10,000,000 Shares of Senior Floating Rate II are duly tendered prior to the expiration of the Senior Floating Rate I Offer, or the Senior Floating Rate II Offer, respectively, assuming no changes in the factors originally considered by each Fund’s Board of Directors when it determined to make the respective Offer, the applicable Fund will either (1) extend its respective Offer period, if necessary, and increase the number of Shares that the Fund is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer period, or (2) purchase 50,000,000 Shares in the case of Senior Floating Rate I or 10,000,000 Shares in the case of Senior Floating Rate II (or such greater number of Shares sought) on a pro rata basis.

EACH FUND’S OFFER IS BEING MADE TO ALL STOCKHOLDERS OF THAT FUND AND IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED OR THE OTHER FUND’S OFFER.

IMPORTANT

If you desire to tender all or any portion of your Shares, you should either (1) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you, or (2) if you own your Shares directly, complete and sign the applicable Fund’s Letter of Transmittal and mail or deliver it along with any Share certificate(s) and any other required documents to the Fund’s Transfer Agent. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares. Shares held in your Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) brokerage account are registered in the name of Merrill Lynch and are not held by you directly. Merrill Lynch may charge its customers a $5.35 processing fee to confirm a repurchase of Shares from such customers pursuant to the Offer.

NEITHER FUND NOR ITS RESPECTIVE BOARD OF DIRECTORS, THE TRUST OR ITS BOARD OF TRUSTEES MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION WHETHER TO TENDER SHARES, AND IF SO, HOW MANY SHARES TO TENDER.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF EITHER FUND AS TO WHETHER STOCKHOLDERS SHOULD TENDER SHARES PURSUANT TO THE APPLICABLE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH EITHER OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE APPLICABLE FUND’S LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY EITHER FUND OR THE TRUST. THESE TRANSACTIONS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Questions and requests for assistance may be directed to your Merrill Lynch Financial Advisor or other nominee, or to the Transfer Agent at the address and telephone number set forth below. Requests for additional copies of this Combined Offer to Purchase and the applicable Fund’s Letter of Transmittal should be directed to FDS.

May 19, 2003	MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
MERRILL LYNCH SENIOR FLOATING RATE FUND II, INC.

Transfer Agent:
Financial Data Services, Inc. P.O. Box 45289 Jacksonville, Florida 32232-5289 Attn: (Name of Applicable Fund) (800) 637-3863

2

3

1. Price; Number of Shares. Senior Floating Rate I will, upon the terms and subject to the conditions of the Senior Floating Rate I Offer, purchase up to 50,000,000 of its issued and outstanding Shares, and Senior Floating Rate II will, upon the terms and subject to the conditions of the Senior Floating Rate II Offer, purchase up to 10,000,000 of its issued and outstanding Shares in each case, which are tendered and not withdrawn prior to 4:00 p.m., Eastern time, on June 17, 2003 (such time and date being hereinafter called the “Initial Expiration Date”), unless it determines to accept none of them. Each Fund reserves the right to extend its Offer. See Section 14 “Extension of Tender Period; Termination; Amendments”. The later of the Initial Expiration Date or the latest time and date to which an Offer is extended is hereinafter called the “Expiration Date.” The purchase price of a Fund’s Shares will be its NAV as of the close of the New York Stock Exchange on the Expiration Date. An Early Withdrawal Charge to recover distribution expenses will be assessed on Shares accepted for purchase which have been held for less than the applicable holding period. See Section 3 “Early Withdrawal Charge”.

Each Fund is a “feeder” fund that invests its assets in Master Senior Floating Rate Trust (the “Trust”). The Trust has the same investment objective as each Fund. All investments will be made at the Trust level. This structure is sometimes called a “master/feeder” structure. Each Fund has been advised by the Trust that the Trust is making a concurrent tender offer to each Fund to repurchase interests in the Trust at least equivalent in value to the value of the respective Shares that each Fund is offering to repurchase. At the conclusion of each Offer period, each Fund will calculate the aggregate net asset value of its respective Shares tendered and tender an equivalent amount of interests to the Trust. The proceeds from the Trust’s tender will be distributed to the tendering common stockholders of each Fund.

Each Fund’s Offer is being made to all stockholders of that Fund and is not conditioned upon any minimum number of Shares being tendered or the other Fund’s Offer. If more than 50,000,000 Shares of Senior Floating Rate I or 10,000,000 Shares of Senior Floating Rate II are duly tendered prior to the expiration of the Senior Floating Rate I Offer or the Senior Floating Rate II Offer, respectively, assuming no changes in the factors originally considered by each Fund’s Board of Directors when it determined to make the respective Offer, the applicable Fund will either (1) extend its Offer period, if necessary, and increase the number of Shares that the Fund is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer period, or (2) purchase 50,000,000 Shares in the case of Senior Floating Rate I or 10,000,000 Shares in the case of Senior Floating Rate II (or such greater number of Shares sought) on a pro rata basis.

As of April 30, 2003 there were approximately 100 million Senior Floating Rate I Shares issued and outstanding and there were 2,926 holders of record of Senior Floating Rate I Shares (in addition, Merrill Lynch maintains accounts for 35,530 beneficial owners of Senior Floating Rate I Shares). As of April 30, 2003 there were approximately 15.8 million Senior Floating Rate II Shares issued and outstanding and there were 245 holders of record of Senior Floating Rate II Shares (in addition, Merrill Lynch maintains accounts for 5,107 beneficial owners of Senior Floating Rate II Shares). Each Fund has been informed that none of the Directors, officers or affiliates of either Fund and that none of the Trustees, officers or affiliates of the Trust intends to tender any Shares pursuant to the Offer. Neither Fund’s Shares currently are traded on any established secondary market. Current NAV quotations for the Senior Floating Rate I Shares and Senior Floating Rate II Shares can be obtained from your Merrill Lynch Financial Advisor or from FDS at (800) 637-3863.

2. Procedure for Tendering Shares. In order for you to tender any of your Shares pursuant to its Offer, you may either: (a) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you, in which case a Letter of Transmittal is not required, or (b) if the Shares are registered in your name, send to the Transfer Agent, at the address set forth on page 2, any certificate(s) for such Shares, a properly completed and executed Letter of Transmittal for the applicable Fund and any other required documents. Please contact FDS at (800) 637-3863 as to any additional documents which may be required.

Procedures for Beneficial Owners Holding Shares Through Merrill Lynch or Other Brokers or Nominees.

If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares. You should contact such broker, dealer, commercial bank, trust company or other nominee in sufficient time to permit notification of your desire to tender to reach the Transfer Agent by the Expiration Date. No brokerage commission will be charged on the purchase of Shares by the Fund pursuant to the Offer. However, a broker or dealer may charge a fee for processing the transaction on your behalf. Merrill Lynch may charge its customers a $5.35 processing fee to confirm a purchase of Shares pursuant to the Offer.

4

B. Procedures for Registered Stockholders.

If you will be mailing or delivering a Letter of Transmittal and any other required documents to the Transfer Agent in order to tender your Shares, they must be received on or prior to the Expiration Date by the Transfer Agent at its address set forth on page 2 of this Combined Offer to Purchase.

Signatures on a Letter of Transmittal MUST be guaranteed by a member firm of a registered national securities exchange, or a commercial bank or trust company having an office, branch or agency in the United States, the existence and validity of which may be verified by the Transfer Agent through the use of industry publications. Notarized signatures are not sufficient.

Payment for Shares tendered and purchased will be made only after receipt by the Transfer Agent on or before the Expiration Date of a properly completed and duly executed Letter of Transmittal and any other required documents. If your Shares are evidenced by certificates, those certificates also must be received by the Transfer Agent on or prior to the Expiration Date.

The method of delivery of any documents, including certificates for shares, is at the election and risk of the party tendering the shares. If documents are sent by mail, it is recommended that they be sent by registered mail, properly insured, with return receipt requested.

C. Determinations of Validity.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the applicable Fund, in its sole discretion, whose determination shall be final and binding. Each Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the applicable Offer or any defect in any tender with respect to any particular Shares or any particular stockholder, and the Fund’s interpretations of the terms and conditions of its Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such times as the applicable Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither Fund, the administrator for each Fund, Fund Asset Management, L.P. (“FAM”), in the case of Senior Floating Rate II, nor the Transfer Agent, nor any other person shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

D. Tender Constitutes an Agreement.

A tender of Shares made pursuant to any one of the procedures set forth above will constitute an agreement between the tendering stockholder and the Fund in accordance with the terms and subject to the conditions of the applicable Offer.

3. Early Withdrawal Charge. Senior Floating Rate I. Senior Floating Rate I will assess an Early Withdrawal Charge on Shares accepted for purchase which have been held for less than three years. The charge will be paid to FAM Distributors, Inc. (the “Distributor”), an affiliate of Senior Floating Rate I’s Administrator, FAM and the distributor of Senior Floating Rate I’s Shares, to recover distribution expenses. The Early Withdrawal Charge will be imposed on those Shares accepted for tender based on an amount equal to the lesser of the then current net asset value of the Shares or the cost of the Shares being tendered. Accordingly, the Early Withdrawal Charge is not imposed on increases in the net asset value above the initial purchase price. In addition, the Early Withdrawal Charge is not imposed on Shares derived from reinvestments of dividends. In determining whether an Early Withdrawal Charge is payable, it is assumed that the acceptance of an offer to purchase tendered Shares will be made first from Shares acquired through dividend reinvestment and then from the earliest outright purchase of Shares. The Early Withdrawal Charge imposed will vary depending on the length of time the Shares have been owned since purchase (separate purchases shall not be aggregated for these purposes), as set forth in the following table:

Year of Tender After Purchase	Early Withdrawal Charge
First	3.0%
Second	2.0%
Third	1.0%
Fourth and following	0.0%

5

In determining whether an Early Withdrawal Charge is applicable to a tender of Senior Floating Rate I Shares, the calculation will be determined in the manner that results in the lowest possible amount being charged. Therefore, it will be assumed that the tender is first of Shares acquired through dividend reinvestment and of Shares held for over three years and then of Shares held longest during the three-year period. The Early Withdrawal Charge will not be applied to dollar amounts representing an increase in the net asset value since the time of purchase. The Early Withdrawal Charge may be waived on Shares tendered following the death of all beneficial owners of such Shares, provided the Shares are tendered within one year of death (a death certificate and other applicable documents may be required) or if later, reasonably promptly following completion of probate, or in connection with involuntary termination of an account in which Shares are held. At the time of acceptance of the Senior Floating Rate I Offer, the record or succeeding beneficial owner must notify the Transfer Agent either directly or indirectly through the Distributor that the Early Withdrawal Charge should be waived. Upon confirmation of the owner’s entitlement, the waiver will be granted; otherwise, the waiver will be lost.

Senior Floating Rate II. Senior Floating Rate II will assess an Early Withdrawal Charge of 1.0% on Shares accepted for purchase which have been held for less than one year. The charge will be paid to the Distributor, an affiliate of Senior Floating Rate II’s Administrator, FAM, and the distributor of Senior Floating Rate II’s shares to recover distribution expenses. The Early Withdrawal Charge will be imposed on those Shares accepted for tender based on an amount equal to the lesser of the then current net asset value of the Shares or the cost of the Shares being tendered. Accordingly, the Early Withdrawal Charge is not imposed on increases in the net asset value above the initial purchase price. In addition, the Early Withdrawal Charge is not imposed on Shares derived from reinvestments of ordinary income or capital gain dividends.

In determining whether an Early Withdrawal Charge is applicable to a tender of Senior Floating Rate II Shares, the calculation will be determined in the manner that results in the lowest possible amount being charged. Therefore, it will be assumed that the tender is first of Shares acquired through dividend reinvestment and of Shares held for over one year and then of Shares held for less than one year. The Early Withdrawal Charge may be waived on Shares tendered following the death of all beneficial owners of such Shares, provided the Shares are tendered within one year of death (a death certificate and other applicable documents may be required) or if later, reasonably promptly following completion of probate, or in connection with involuntary termination of an account in which Shares are held. At the time of acceptance of the Senior Floating Rate II Offer, the record or succeeding beneficial owner must notify the Transfer Agent either directly or indirectly through the Distributor that the Early Withdrawal Charge should be waived. Upon confirmation of the owner’s entitlement, the waiver will be granted; otherwise, the waiver will be lost.

4. Withdrawal Rights. You may withdraw Shares tendered at any time prior to the Expiration Date and, if the Shares have not yet been accepted for payment by the relevant Fund, at any time after July 15, 2003.

Stockholders whose accounts are maintained through Merrill Lynch should notify their Merrill Lynch Financial Advisor prior to the Expiration Date if they wish to withdraw Shares. Stockholders whose accounts are maintained through another broker, dealer, commercial bank, trust company or other nominee should notify such nominee prior to the Expiration Date. Stockholders whose accounts are maintained directly through the Transfer Agent should submit written notice to the Transfer Agent.

To be effective, any notice of withdrawal must be timely received by the Transfer Agent at the address set forth on page 2 of this Combined Offer to Purchase. Any notice of withdrawal must specify the name of the person having deposited the Shares to be withdrawn, the number of Shares to be withdrawn, and, if the certificates representing such Shares have been delivered or otherwise identified to the Transfer Agent, the name of the registered holder(s) of such Shares as set forth in such certificates and the number of Shares to be withdrawn. If the certificates have been delivered to the Transfer Agent, then, prior to the release of such certificate, you must also submit the certificate numbers shown on the particular certificates evidencing such Shares and the signature on the notice of the withdrawal must be guaranteed by an Eligible Institution. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund in its sole discretion, whose determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 2 “Procedure for Tendering Shares”.

6

5. Payment for Shares. For purposes of its respective Offer, each Fund will be deemed to have accepted for payment (and thereby purchased) its Shares that are tendered as, if and when it gives oral or written notice to the Transfer Agent of its election to purchase such Shares.

Payment for Shares will be made promptly by the Transfer Agent to tendering stockholders as directed by the relevant Fund. Certificates for Shares not purchased (see Section 1 “Price; Number of Shares” and Section 6 “Certain Conditions of each Offer”), or for Shares not tendered included in certificates forwarded to the Transfer Agent, will be returned promptly following the termination, expiration or withdrawal of the relevant Offer, without expense to the tendering stockholder.

Each Fund will pay all transfer taxes, if any, payable on the transfer to it of its Shares purchased pursuant to its Offer. If tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any such transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. Neither Fund will pay any interest on the purchase price under any circumstances.

As noted above, Merrill Lynch may charge its customers a $5.35 processing fee to confirm a purchase of Shares from such customers pursuant to each Offer.

6. Certain Conditions of each Offer. Neither Fund shall be required to accept for payment or pay for any of its Shares tendered, and may terminate or amend its Offer or may postpone the acceptance for payment of, or payment for, its respective Shares tendered, if: (1) such purchases would impair the Fund’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”) (which would cause the Fund’s income to be taxed at the corporate level in addition to the taxation of stockholders who receive dividends from the Fund); (2) the Trust would not be able to liquidate portfolio securities in a manner which is orderly and consistent with the Trust’s investment objective and policies in order to enable the Trust to purchase interests tendered by the Fund and, consequently, to permit the Fund to purchase Shares tendered pursuant to its Offer; or (3) there is, in the Board of Director’s judgment, any (a) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (b) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State, which is material to the Fund, (c) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (d) commencement of war, armed hostilities, acts of terrorism or other international or national calamity directly or indirectly involving the United States, which is material to the Fund, or (e) other event or condition which would have a material adverse effect on the Fund or its stockholders if Shares tendered pursuant to the Offer were purchased.

If either Fund determines to amend its Offer or to postpone the acceptance for payment of or payment for Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open. Moreover, in the event any of the foregoing conditions are modified or waived in whole or in part at any time, the relevant Fund will promptly make a public announcement of such waiver and may, depending on the materiality of the modification or waiver, extend the Offer period. See Section 14 “Extension of Tender Period; Termination; Amendments”.

7. Purpose of each Offer. Each Fund does not currently believe there will be an active secondary market for its Shares. Each Fund’s Board of Directors has determined that it would be in the best interest of stockholders for the relevant Fund to take action to attempt to provide liquidity to stockholders. To that end, the Directors presently intend each quarter to consider the making of a tender offer to purchase the relevant Fund’s Shares at its respective NAV. Neither Fund will at any time be required to make any such tender offer.

8. Certain Effects of each Offer. The purchase of Senior Floating Rate I Shares or Senior Floating Rate II Shares pursuant to that Fund’s Offer will have the effect of increasing the proportionate interest in the relevant Fund of stockholders who do not tender their Shares. If you retain your Shares, however, you will be subject to any increased risks that may result from the reduction in the Trust’s aggregate assets resulting from payment for the Shares, including, for example, the potential for greater volatility due to decreased diversification and higher expenses. However, each Fund believes that those risks will be reduced to the extent new Shares are sold. All Shares purchased by the relevant Fund pursuant to its Offer will be retired by the Fund’s Board of Directors.

7

9. Source and Amount of Funds. The price to be paid by each Fund for shares tendered in its Offer will equal their respective NAV as of the close of the New York Stock Exchange on the Expiration Date less any applicable Early Withdrawal Charge. Based on the relevant NAV on May 14, 2003, the aggregate purchase price if (i) 50,000,000 Senior Floating Rate I Shares are tendered and accepted for payment pursuant to the Senior Floating Rate I Offer will be approximately $418.5 million and (ii) 10,000,000 Senior Floating Rate II Shares are tendered and accepted for payment pursuant to the Senior Floating Rate II Offer will be approximately $90.9 million. Each Fund anticipates that the purchase price for any of its Shares acquired pursuant to its Offer will be derived from the proceeds of a tender offer by the Trust to repurchase interests in the Trust at least equivalent in value to the value of the Shares tendered to that Fund by its stockholders. The Trust has advised each Fund that the Trust anticipates that the purchase price for interests in the Trust acquired by the Trust pursuant to its concurrent tender offer may be derived by the Trust from (i) cash on hand, (ii) the proceeds from the sale of cash equivalents held by the Trust, (iii) the proceeds of sales of portfolio investments held by the Trust and/or (iv) borrowings by the Trust.

The Trust may borrow money to finance the purchase of its interests pursuant to tender offers.

The Trust has, along with certain other investment companies advised by each Fund’s Investment Adviser or an affiliate investment adviser, entered into a joint committed line of credit with a syndicate of banks and an administrative agent (the “Facility”). The Facility enables the Trust to borrow up to the lesser of (i) the maximum amount the Trust is permitted to borrow under applicable law and its investment restrictions or (ii) $500,000,000 less the aggregate principal amount outstanding for all borrowings by all of the borrowers under the Facility at an annual rate of interest, at the Trust’s option, equal to (i) the sum of the Federal funds rate plus 0.50% or (ii) the alternate base rate (i.e., the higher of (x) the Federal funds rate plus 0.50% and (y) the rate publicly announced by Bank One, NA as its “prime rate”). Interest on borrowings that bear interest at the Federal funds rate is calculated on the basis of a year of 360 days for the actual number of days elapsed and interest on borrowings that bear interest at the prime rate is calculated on the basis of a year of 365/366 days for the actual number of days elapsed. Interest is payable in arrears on the last day of each calendar quarter and on the termination of the commitments. The Trust agrees to pay to the administrative agent for the account of the syndicate of banks a fee (the “Commitment Fee”) for the period from and including the date the Trust became a party to the Facility to, but excluding, the date of the expiration or other termination of the commitments, equal to 0.09% per annum of the Trust’s pro rata share of the unused portion of the commitments, payable quarterly in arrears on the 15th day of each April, July, October and January of each year and on the date of the expiration or other termination of the commitment. The Commitment Fee is calculated on the basis of a 360-day year for the actual number of days elapsed. Each loan must be repaid at the earlier of (i) 60 days from the borrowing date of such loan and (ii) the termination of the commitments. Borrowings under the Facility, if any, may be repaid with the proceeds of portfolio investments sold by the Trust subsequent to the expiration date of a tender offer. The Trust may borrow under the Facility to fund the repurchase of shares tendered in a tender offer and other lawful purposes.

The terms of the Facility may be modified by written agreement of all or a specific number of the parties thereto. The Facility requires the Trust to maintain an asset coverage ratio (defined as the ratio that is the total assets of the Trust less (i) total liabilities of the Trust (other than any loans of the Trust under the Facility and any accrued interest thereon) and (ii) the value of assets of the Trust subject to liens bears to the aggregate amount of debt of the Trust) of not less than 3 to 1. During the term of the Facility, the Trust may not incur indebtedness except for indebtedness incurred under the Facility, in connection with portfolio investments and investment techniques permitted under the 1940 Act and consistent with the Trust’s investment objectives and policies stated herein and for overdrafts extended by the custodian. Additionally, during the term of the Facility, the Trust is restricted with respect to the declaration or payment of dividends and the repurchase of shares pursuant to tender offers. Pursuant to such agreement, as long as certain defaults have not occurred and are not continuing under the Facility, the Trust may (i) make its periodic dividend payments to shareholders in an amount not in excess of its net investment income (and net realized capital gains not previously distributed to shareholders) for such period, (ii) distribute each year all of its net investment income (including net realized capital gains) so that it will not be subject to tax under the Federal tax laws and (iii) repurchase its shares pursuant to tender offers.

Under the 1940 Act, each Fund may not declare any dividend or other distribution upon any class of its capital stock, or purchase any such capital stock, unless the aggregate indebtedness of the Trust allocable to the relevant Fund has at the time of the declaration of any such dividend or distribution or at the time of any such purchase an asset coverage of at least 300% for each Fund after deducting the amount of such dividend,

8

distribution, or purchase price, as the case may be. Also, certain types of borrowings by the Trust may result in the Trust and each, or both, of the Funds each being subject to covenants in credit agreements, including those relating to the Trust’s asset coverage and portfolio composition requirements and those restricting the relevant Fund’s payment of dividends and distributions.

10. Summary of Selected Financial Information. Set forth below is a summary of selected financial information for each Fund for the fiscal years ended August 31, 2002 and August 31, 2001 and unaudited financial information for the six month period ended February 28, 2003. The financial information for the fiscal years ended August 31, 2002 and August 31, 2001 is excerpted from each Fund’s audited financial statements. Each Fund’s audited financial statements for the fiscal years ended August 31, 2002 and August 31, 2001 are included in that Fund’s 2002 and 2001 Annual Reports, which are incorporated by reference into this Combined Offer to Purchase. The financial information with respect to the six month period ended February 28, 2003 is excerpted from the Fund’s unaudited financial statements, which are included in each Fund’s 2003 Semi-Annual Report. Each Fund’s 2003 Semi-Annual Report is incorporated by reference into this Offer to Purchase. More comprehensive financial information is included in each Fund’s audited and unaudited financial statements, copies of which have been filed with the Securities and Exchange Commission (the “SEC”). You may request a copy of either or both of a Fund’s Annual Reports or a Fund’s 2003 Semi-Annual Report at no charge by calling 1-800-637-3863 between 8:30 a.m. and 5:30 p.m., Eastern time, on any business day. The summary of each Fund’s selected financial information set forth below is qualified in its entirety by reference to such Annual Reports and each Fund’s 2003 Semi-Annual Report and the financial information, the notes thereto and related material contained therein.

SUMMARY OF SELECTED FINANCIAL INFORMATION OF SENIOR FLOATING RATE I (in 000’s except per share data and ratios)

	Six Month Period Ended February 28, 2003† (unaudited)	For the Year Ended August 31, 2002†	For the Year Ended August 31, 2001
STATEMENT OF OPERATIONS
Investment Income and Net Investment Income from the Trust	$ 30,544	$ 89,187	$ 209,131

Total expenses	6,327	19,436	29,117
Investment income—net	$ 24,217	$ 69,751	$ 180,014

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS FROM THE TRUST—NET
Realized loss on investments—net	$ (30,201)	$ (50,386)	$(79,148)
Realized gain on investments from the Trust—net	$ 653	—	—
Change in unrealized appreciation/depreciation on investments—net	$ 17,672	$ (78,494)	$(70,015)
Change in unrealized appreciation on investments and from the Trust—net	$ 1,305	—	—
ASSETS AND LIABILITIES
Total assets	$844,742	$1,066,314	$1,782,903
Total liabilities	1,027	2,331	4,608

Net assets	$843,715	$1,063,983	$1,778,295

Net asset value per share	$7.97	$8.05	$8.82

Shares of common stock outstanding	105,924	132,180	201,508
FINANCIAL HIGHLIGHTS
Per Share Operating Performance
Investment income—net	$ .20	$ .43	$ .79
Realized and unrealized loss on investments and from the Trust—net	(.06)	(.77)	(.62)
Less dividends from investment income—net	(.22)	(.43)	(.80)
Ratios to Average Net Assets
Expenses, excluding interest expense††	1.46%*	1.41%	1.36%
Expenses††	1.48%*	1.41%	1.36%
Investment income—net	5.26%*	5.07%	8.39%

*	Annualized.
†	Following the fiscal year ended August 31, 2002, on February 7, 2003, Senior Floating Rate I converted from a stand-alone investment company to a “feeder” fund that seeks to achieve its investment objective by investing all of its assets in the Trust, a fund that has the same investment objective as Senior Floating Rate I. All investments are made at the Trust level. This structure is sometimes called a “master/feeder” structure.
††	Includes the Fund’s share of the Trust’s allocated expense.

9

SUMMARY OF SELECTED FINANCIAL INFORMATION OF SENIOR FLOATING RATE II (in 000’s except per share data and ratios)

	Six Month Period Ended February 28, 2003 (unaudited)		For the Year Ended August 31, 2002	For the Year Ended August 31, 2001†
STATEMENT OF OPERATIONS
Investment Income and Net Investment Income from the Trust—net	$ 4,253		$ 14,686	$ 35,184
Total expenses	572		1,823	3,055
Investment income—net	$ 3,681		$ 12,863	$ 32,129

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS AND FROM THE TRUST—NET
Realized gain on investments—net	—		—	$ 39
Realized loss on investments from the Trust—net	$ (7,889)		$ (15,359)	$ (749)
Change in unrealized appreciation/depreciation on investments—net	—		—	$ (2,443)
Change in unrealized appreciation/depreciation on investments from the Trust—net	$ 7,282		$ (14,065)	$ (11,026)
ASSETS AND LIABILITIES
Total assets	$157,337		$182,313	$377,022
Total liabilities	221		287	782

Net assets	$157,116		$182,026	$376,240

Net asset value per share	$ 8.65		$ 8.64	$ 9.55

Shares of common stock outstanding	18,162		21,057	39,382
FINANCIAL HIGHLIGHTS
Per Share Operating Performance
Investment income—net	$ .19		$ .43	$ .72
Realized and unrealized gain (loss) on investments and from the Trust—net	.01		(.91)	(.32)
Less Dividends from investment income—net	(.19)		(.43)	(.72)
Ratios to Average Net Assets
Expenses, net of reimbursement#	1.88	%*	1.78%	1.66%
Expenses#	1.88	%*	1.78%	1.66%
Investment income—net	4.48	%*	4.64%	7.45%

*	Annualized.
†	On October 6, 2000, Senior Floating Rate II converted from a stand-alone investment company to a “feeder” fund that seeks to achieve its investment objective by investing all of its assets in the Trust, a fund that has the same investment objective as Senior Floating Rate II. All investments are made at the Trust level. This structure is sometimes called a “master/feeder” structure.
#	Includes Senior Floating Rate II’s share of the Trust’s allocated expenses.

11. Certain Information About each Fund.

Senior Floating Rate I was incorporated under the laws of the State of Maryland on July 17, 1989 and is a non-diversified, continuously offered closed-end, management investment company registered under the 1940 Act.

Senior Floating Rate II was incorporated under the laws of the State of Maryland on February 9, 1999 and is a non-diversified, continuously offered, closed-end, management investment company registered under the 1940 Act.

Through each Fund’s respective investment in the Trust, each Fund seeks to provide shareholders with as high a level of current income and such preservation of capital as is consistent with investment in senior collateralized corporate loans (“Corporate Loans”) made to U.S. or non-U.S. borrowers that meet the credit standards established by each Fund’s Investment Adviser. The Corporate Loans pay interest at rates which float or reset at a margin above a generally-recognized base lending rate such as the prime rate of a designated U.S. bank, the Certificate of Deposit rate or the London InterBank Offered Rate. FAM, an affiliate of Merrill Lynch, acts as administrator for Senior Floating Rate II.

10

There have not been any transactions involving the Shares of either Fund that were effected during the past 60 business days by either Fund, by any executive officer or Director of the Fund, by any person controlling the Fund, by any executive officer or director of any corporation ultimately in control of either Fund or by any associate or subsidiary of any of the foregoing including any executive officer or director of any such subsidiary, except that within the past 60 business days pursuant to the public offering of its Shares, Senior Floating Rate I has sold approximately 178,409 Shares at a price equal to Senior Floating Rate I NAV on the date of each such sale; and Senior Floating Rate II has sold approximately 99,037 Shares at a price equal to Senior Floating Rate II NAV on the date of each such sale.

The principal executive offices of each Fund are located at 800 Scudders Mill Road, Plainsboro, New Jersey 08536.

12. Additional Information. Each Fund has filed an issuer tender offer statement on Schedule TO with the SEC which includes certain additional information relating to its respective Offer. Such material may be inspected and copied at prescribed rates at the SEC’s public reference facilities at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and Room 3190, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained by mail at prescribed rates from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, DC 20549. The SEC maintains a web site (http://www.sec.gov) that contains the Fund’s Schedule TO and other information regarding each Fund.

13. Certain Federal Income Tax Consequences. The following discussion is a general summary of the Federal income tax consequences of a sale of Shares pursuant to each Offer. You should consult your own tax advisor for a complete description of the tax consequences to you of a sale of Shares pursuant to the respective Offer.

The sale of Shares pursuant to each Offer will be a taxable transaction for Federal income tax purposes, either as a “sale or exchange”, or under certain circumstances, as a “dividend”. In general, the transaction should be treated as a sale or exchange of the Shares under Section 302 of the Code, if the receipt of cash (a) is “substantially disproportionate” with respect to the stockholder, (b) results in a “complete redemption” of the stockholder’s interest, or (c) is “not essentially equivalent to a dividend” with respect to the stockholder. A “substantially disproportionate” distribution generally requires a reduction of at least 20% in the stockholder’s proportionate interest in the relevant Fund after all shares are tendered. A “complete redemption” of a stockholder’s interest generally requires that all Shares of the relevant Fund directly owned or attributed to such stockholder under Section 318 of the Code be disposed of. A distribution “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the stockholder’s interest in the relevant Fund, which should be the case if the stockholder has a minimal interest in the Fund, exercises no control over Fund affairs and suffers a reduction in his proportionate interest in the relevant Fund.

If the sale of your Shares meets any of these three tests for “sale or exchange” treatment, you will recognize gain or loss equal to the difference between the amount of cash received pursuant to the relevant Offer and the adjusted tax basis of the Shares sold. Such gain or loss will be a capital gain or loss if the relevant Shares sold have been held by you as a capital asset. In general, capital gain or loss with respect to Shares sold will be long-term capital gain or loss if the holding period for such Shares is more than one year. The maximum capital gains rate currently applicable to such a sale of Shares would be 20% for individuals.

If none of the Code Section 302 tests described above is met, you may be treated as having received, in whole or in part, a dividend, return of capital or capital gain, depending on (i) whether there are sufficient earnings and profits to support a dividend and (ii) your tax basis in the relevant Shares. The tax basis in the Shares tendered to the relevant Fund will be transferred to any remaining Shares held by you in such Fund. In addition, if the sale of Shares pursuant to the applicable Offer is treated as a “dividend” to a tendering stockholder, a constructive dividend under Code Section 305(c) may result to a non-tendering stockholder whose proportionate interest in the earnings and assets of the relevant Fund has been increased as a result of such tender.

Accordingly, the differentiation between “dividend” and “sale or exchange” treatment is important with respect to the amount and character of income that tendering stockholders are deemed to receive. In addition, while the marginal tax rates for dividends and capital gains remain the same for corporate stockholders, under the Code the top income tax rate on ordinary income of individuals (38.6%) currently exceeds the maximum tax rate on capital gains (20%). Legistrative proposals currently under consideration may change the tax rates applicable to ordinary income and capital gains received by individuals.

11

In the event that a sale of Shares by a corporate stockholder pursuant to the applicable Offer is treated as a dividend, the corporate stockholder may be entitled to claim a “dividends received deduction” on the cash received, which ordinarily would be 70% of such dividend. However, corporate stockholders should consult their tax advisers about certain provisions of the Code that may affect the dividends received deduction.

The gross proceeds paid to a stockholder or other payee pursuant to the applicable Offer will be subject to a withholding tax unless either: (a) the stockholder has provided the stockholder’s taxpayer identification number/social security number, and certifies under penalty of perjury: (i) that such number is correct, and (ii) either that (A) the stockholder is exempt from backup withholding, (B) the stockholder is not otherwise subject to backup withholding as a result of a failure to report all interest or dividends, or (C) the Internal Revenue Service has notified the stockholder that the stockholder is no longer subject to backup withholding; or (b) an exception applies under applicable law and Treasury regulations. Foreign stockholders may be required to provide the Transfer Agent with a completed Form W-8BEN, available from the Transfer Agent, in order to avoid backup withholding.

Unless a reduced rate of withholding or a withholding exemption is available under an applicable tax treaty, a stockholder who is a nonresident alien or a foreign entity may be subject to a 30% United States withholding tax on the gross proceeds received by such stockholder, if the proceeds are treated as a “dividend” under the rules described above. Foreign stockholders should consult their tax advisers regarding application of these withholding rules.

14. Extension of Tender Period; Termination; Amendments. Each Fund reserves the right, at any time and from time to time, to extend the period of time during which its Offer is pending by making a public announcement thereof. Such public announcement will be issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date and will disclose the approximate number of relevant Shares tendered as of that date. In the event that Senior Floating Rate I or Senior Floating Rate II so elects to extend its Offer period, the NAV for the Fund’s Shares tendered will be determined as of the close of business of the New York Stock Exchange on the Expiration Date, as extended. During any such extension, all Senior Floating Rate I Shares and/or all Senior Floating Rate II Shares previously tendered and not purchased or withdrawn will remain subject to that Fund’s Offer. Each Fund also reserves the right, at any time and from time to time up to and including the Expiration Date, to (a) terminate its Offer and not to purchase or pay for any Shares, and (b) amend its Offer in any respect, including but not limited to, amending the number of its Shares subject to its Offer. If a material change is made to the terms of the relevant Offer, each Fund will promptly make a public announcement of any such change. Without limiting the manner in which each Fund may choose to make a public announcement of an extension, termination or amendment of the Offer, except as provided by applicable law (including Rule 13e-4(e)(2) under the Securities Exchange Act of 1934), each Fund shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a press release.

15. Miscellaneous. Neither the Senior Floating Rate I Offer nor the Senior Floating Rate II Offer is being made to, nor will tenders be accepted from, stockholders in any jurisdiction in which each Offer or its acceptance would not comply with the securities laws of such jurisdiction. Neither Fund is aware of any jurisdiction in which its Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, each Fund reserves the right to exclude stockholders from its Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. Each Fund believes such exclusion is permissible under applicable tender offer rules, provided the Fund makes a good faith effort to comply with any state law deemed applicable to its respective Offer. In any jurisdiction the securities laws of which require each Offer to be made by a licensed broker or dealer the Offer shall be deemed to be made on Senior Floating Rate I’s or Senior Floating Rate II’s behalf by Merrill Lynch.

MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
MERRILL LYNCH SENIOR FLOATING RATE FUND II, INC.

May 19, 2003

12